Exhibit 99.3

Hello Everyone,

My name is Maxine from the Research Team here at Masterworks.

We are pleased to present xAxbxsxtxrxaxkxtxexsx xBxixlxd [x8x1x9x-x2x]x by the renowned artist, Gerhard Richter.

Gerhard Richter is one of the most important and influential German artists living today, who is best known for his abstract and photorealistic paintings.

The Artwork is a compelling small-scale example of Gerhard Richter’s Abstraktes Bild series created during the artist’s most desirable period of abstraction, which followed his landmark retrospective at the Musée d’Art Moderne de la Ville de Paris in 1993. Gerhard Richter’s Abstraktes Bild paintings are recognized by their unique use of a squeegee to drag layers of wet paint over the surface of the canvas.

So why do we like this painting? Three reasons:

One: Works similar to this offering have realized prices at auctions in excess of $3.6 million: including, Abstraktes Bild [819-2] (1994), which sold for around $4 million dollars at Sotheby’s in June 2023, followed by Abstraktes Bild (801-3) (1994), which sold for around $3.6 million dollars at Phillips in July 2020.

Two: Across nearly 150 repeat sale pairs, 89% of the time the second sales realized a price greater than the first sale associated with each pair.

Three: Richter has a sharpe ratio of 0.73 outperforming the greater art market and the S&P 500 over the same period.

Thank you for joining us, and we look forward to introducing you to this fantastic work by Gerhard Richter.